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SEC FILE NUMBER
8-66620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moreton Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 South 200 East, Suite 300
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Vos	952-777-2626	eric@moretoncm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Ste 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Eric Vos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moreton Capital Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melissa Strandmo

MELISSA K STRANDMO
Notary Public
Minnesota
My Commission Expires Jan. 31, 2028

Notary Public

Signature: E. Vos

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Moreton Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moreton Capital Markets, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Moreton Capital Markets, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Moreton Capital Markets, LLC's auditor since 2023.

Hauppauge, New York
February 27, 2024

Nawrocki Smith LLP

MORETON CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Current Assets:		
Cash	$	760,005
Commissions receivable		658,894
Deposits & prepaid expenses		37,130
Investment income receivable		2,522
Total current assets		1,458,550
Clearing firm deposit		50,000
Investments		1,265,033
Total long term assets		1,315,033
Total assets	$	2,773,583

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses		409,812
Total current liabilities		409,812
Members' Equity		2,363,771
Total liabilities and members' equity	$	2,773,583

The accompanying notes are an integral
part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Capital Markets, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Restated Operating Agreement of Moreton Capital Markets, LLC dated November 1, 2019.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in 2004. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally focused on the purchase and sale of investment grade fixed income securities to institutional clients, the company also has a limited sharing of commissions with another FINRA member firm for the referral of customers for mutual funds and variable annuity insurance products. In December of 2015 the Company filed a new continuing member application with FINRA and was approved to be a trading broker dealer clearing through RBC correspondent services. The company holds no securities inventory. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Basis of Presentation

The financial statements and accompanying notes have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a December 31 year-end.

c. Revenue Recognition

Commissions and fees: The Company buys and sells securities on behalf of certain customers. The Company earns revenue from markups or commissions when transacting in fixed income securities, and occasionally equity securities. This markup or commission revenue, and related clearing expenses, are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

The Company also receives commissions for the sale of certain mutual funds. The Company earns trail commissions and occasionally 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (Continued)

d. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

e. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. The Company has entered into an agreement with RBC Correspondent Services as a clearing firm for future trading activity. The agreement requires a minimum clearing deposit balance of $50,000. As of December 31, 2023, the deposit had a balance of $50,000.

The Company has cash and cash equivalents in various deposit and money market accounts that earn monthly interest payments. Interest income for the year ended December 31, 2023, was $33,403.

f. Investments

Investments consists of U.S. Treasury bills and notes. The Company has elected to account for its investments using the fair value method. Estimates of the fair value of financial instruments are made at a discreet point in time and are based on relevant, published market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Unrealized holding gains and losses are included in earnings and are reported. Realized gains and losses from the sale of securities are determined using the specific-identification method.

Declines in the fair value of individual securities below their cost that are other than temporary would result in the unrealized loss being recognized in the current year's earnings. As of December 31, 2023, the Company had no investments which it considers to have other than temporary impairment.

g. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (Continued)

h. Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns. Interest and penalties would also be shared by the members based on their ownership percentage.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the tax years prior to 2020.

i. Fair Value of Financial Instruments

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

2. INVESTMENT INCOME

As of December 31, 2023, investment income consisted of the following:

Investment income:	
Interest income treasury note	$ 3,750
Change in fair value	42,513
Total investment income	$ 46,263

3. INVESTMENT

The Company's investments at December 31, 2023 consisted of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Carried at fair value:				
Treasury bills and notes	$ 1,252,801	$ 12,232	$ -	$ 1,265,033
Total Investments	$ 1,252,801	$ 12,232	$ -	$ 1,265,033

The Company's investments are all considered level 1 investments in the fair value hierarchy.

4. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from our clearing agent, RBC, for commissions and revenue earned through December 31, 2023. Amounts received after year end, for services of the prior year were classified as commissions receivable. Amounts classified as commissions receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

5. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $28,740 was charged to operations during the year ended December 31, 2023. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2023 are $28,740 through December 2024.

6. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2023, the Company's net capital was $2,308,365 which was $2,281,044 in excess of the $27,321 minimum required.

7. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

8. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at two financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2023, the Company did not have any accounts that exceeds the FDIC insured amount.

9. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in Note 1a, the Company's has entered into a clearing relationship with RBC Correspondent Services. The Company also shares commissions with another FINRA member firm for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

10. PREFERRED OWNERSHIP

William R. Moreton contributed $400,000 towards the capital of the firm, which is classified as preferred equity. As of December 31, 2023, $100,000 has been returned, leaving a preferred equity balance of $300,000. In liquidation event, Mr. Moreton's $300,000 of preferred equity has priority over other owners' equity. The Company has the option to repurchase preferred shares at any time.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2023, the date on which the financial statements were available to be issued and has determined there are no additional subsequent events to be reported.

12. COMMITMENTS AND CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.